SO

05038126

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-33475

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01 / 01 / 2004 (MM/DD/YY) AND ENDING 12 / 31 / 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Rodgers Brothers Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 Cranberry Woods Drive, Suite 200
(No. and Street)

Cranberry Township	PA	16066
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sisterson and Co. LLP
(Name – *if individual, state last, first, middle name*)

2101 Grant Building	Pittsburgh	PA	15219
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 17 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SO 3/16/05

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark Rodgers, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Rodgers Brothers Inc, as of 12 / 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

[signature]
Signature

President
Title

[signature]
Notary Public

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Denise R. Rodgers, Notary Public
Cranberry Twp., Butler County
My Commission Expires May 29, 2008
Member, Pennsylvania Association of Notaries

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- NA ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- NA ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- NA ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- NA ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- NA ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- NA ☐ (m) A copy of the SIPC Supplemental Report.
- NA ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SISTERSON
STRATEGIES FOR BUSINESS

2101 Grant Building
Pittsburgh, Pennsylvania
15219-2300

Phone 412.281.2025
Fax 412.338.4597
Web www.sisterson.com

Board of Directors
Rodgers Brothers, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Rodgers Brothers, Inc. for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Sisterson & Co. LLP

February 5, 2004

RODGERS BROTHERS, INC.

AUDITED FINANCIAL STATEMENTS

Years ended December 31, 2004 and 2003

SISTERSON
STRATEGIES FOR BUSINESS

2101 Grant Building
Pittsburgh, Pennsylvania
15219-2300

Phone 412.281.2025
Fax 412.338.4597
Web www.sisterson.com

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
Rodgers Brothers, Inc.

We have audited the accompanying statements of financial condition of RODGERS BROTHERS, INC. as of December 31, 2004 and 2003, and the related statements of income, changes in shareholders' equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rodgers Brothers, Inc. as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Sisterson & Co. LLP

February 4, 2005

RODGERS BROTHERS, INC.

STATEMENTS OF FINANCIAL CONDITION

	December 31, 2004	December 31, 2003
ASSETS		
Cash	$ 146,787	$ 117,773
Receivable from clearing organization	28,229	39,049
Receivables from investment advisory customers	168,963	94,135
Securities owned (Note 3)		
Marketable	51,610	11,250
Other	69,050	67,943
Cash deposit with clearing organization	25,019	25,055
Furniture and equipment, at cost less accumulated depreciation of $11,737 and $10,240	42,010	2,618
	$ 531,668	$ 357,823
LIABILITIES AND SHAREHOLDERS' EQUITY		
Accrued expenses	$ 47,494	$ 19,937
Shareholders' equity		
Common stock, $1 par value; 10,000 shares authorized; 980 shares issued and outstanding	980	980
Additional paid-in capital	134,672	134,672
Retained earnings	348,522	202,234
Total shareholders' equity	484,174	337,886
	$ 531,668	$ 357,823

The accompanying notes are an integral part of these financial statements.

RODGERS BROTHERS, INC.

STATEMENTS OF INCOME

	Year ended December 31, 2004	2003
Revenues		
Commissions, net of clearing costs	$ 527,435	$ 592,798
Investment advisory fees	613,517	323,359
Net dealer inventory and investment gains (losses)	41,131	(131,704)
Oil and gas royalties	12,792	13,386
Interest and dividends	1,716	3,930
Private placement fee (Note 8)	10,000	--
	1,206,591	801,769
Expenses		
Employee compensation and benefits	802,969	541,596
Communications	59,124	65,046
Occupancy and equipment rental	49,274	54,235
Other operating expenses	127,332	111,023
Interest expense	2,260	427
	1,040,959	772,327
Income before provision for income taxes	165,632	29,442
Provision for income taxes (Note 5)	19,344	9,208
Net income	$ 146,288	$ 20,234

The accompanying notes are an integral part of these financial statements.

RODGERS BROTHERS, INC.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

Years ended December 31, 2004 and 2003

	Common stock	Additional paid-in capital	Retained earnings	Total shareholders' equity
Balance, January 1, 2003	$ 980	$ 134,672	$ 182,000	$ 317,652
Net income	--	--	20,234	20,234
Balance, December 31, 2003	980	134,672	202,234	337,886
Net income	--	--	146,288	146,288
Balance, December 31, 2004	$ 980	$ 134,672	$ 348,522	$ 484,174

The accompanying notes are an integral part of these financial statements.

RODGERS BROTHERS, INC.

STATEMENTS OF CASH FLOWS

	Year ended December 31, 2004	2003
Cash flows from operating activities		
Net income	$ 146,288	$ 20,234
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation	3,898	3,136
Increase (decrease) in cash from changes in		
Receivable from clearing organization	10,820	(6,968)
Receivables from investment advisory customers	(74,828)	(22,551)
Securities owned	(41,467)	15,264
Cash deposit with clearing organization	36	(105)
Accrued expenses	27,557	1,556
Net cash provided by operating activities	72,304	10,566
Cash flows from investing activities		
Purchases of furniture and equipment	(43,290)	--
Net cash used in investing activities	(43,290)	--
Net increase in cash	29,014	10,566
Cash, beginning of year	117,773	107,207
Cash, end of year	$ 146,787	$ 117,773
Supplemental disclosure of cash flow information		
Cash paid for income taxes	$ 8,233	$ 13,150
Cash paid for interest	$ 2,260	$ 427

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION AND HISTORY

Rodgers Brothers, Inc. (the "Company") is a general securities broker-dealer that clears customer transactions through another broker-dealer (clearing organization) on a fully disclosed basis. The Company also provides agency transaction services and manages investment advisory accounts (dba Monongahela Capital) for its clients. Commissions are earned on agency transaction services and investment advisory fees are earned for managing customer accounts. The Company's clients are predominantly retail investors and small institutions.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue recognition

Commissions, net of clearing fees, are recorded on a trade date basis. Investment advisory fees are recorded as of the end of each quarter for services performed that quarter.

Investments

Securities transactions are recorded on a trade date basis.

Marketable securities at December 31, 2004 and 2003 consist of corporate stocks, corporate bonds and U.S. government obligations and are reported at quoted market prices.

Other securities at December 31, 2004 and 2003 consist of investments in oil and gas limited partnerships, NASD warrants and certificates of deposit and are reported at estimated fair value. Fair values of the limited partnerships are estimated using discounted cash flows; the NASD warrants and certificates of deposit are stated at cost, which approximates fair value. The estimated values may differ from the values that would have been used had a ready market for the investments existed and such differences could be material.

During 2003, the Company traded options and short sale securities for its own account resulting in a net loss of $122,866. The loss is included in revenue from net dealer inventory and investment gains (losses) in the accompanying statements of income.

Deposit with clearing organization

This deposit is to protect the clearing organization from potential losses on customer accounts introduced by the Company and is not available for operations or other use.

Cash

The Company maintains its cash in bank deposit accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Furniture and equipment

Furniture and equipment are depreciated on the straight-line method over estimated useful lives of 5 to 7 years.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

Certain amounts in the 2003 financial statements have been reclassified to conform with the 2004 presentation.

NOTE 3 - SECURITIES OWNED

Marketable securities at quoted market values consist of the following at December 31:

	2004	2003
Corporate stocks	$ 26,710	$ --
Corporate bonds	--	11,250
U.S. government obligations	24,900	--
	$ 51,610	$ 11,250

Other securities at estimated values consist of the following at December 31:

	2004	2003
Investment in limited partnerships	$ 59,000	$ 42,000
NASD warrants	10,050	15,075
Certificates of deposit	--	10,868
	$ 69,050	$ 67,943

NOTE 4 - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Company had net capital of $193,698 which was $93,698 in excess of its required minimum net capital of $100,000. At December 31, 2004, the Company's net capital ratio was .25 to 1.

NOTE 5 - PROVISION FOR INCOME TAXES

The provision for income taxes consists of the following for the years ended December 31:

	2004	2003
Currently payable		
Federal	$ 11,360	$ 4,551
State	7,984	4,657
	$ 19,344	$ 9,208

NOTE 6 - RETIREMENT PLAN

The Company sponsors a profit sharing plan covering all employees who have attained the age of 21 and completed at least one year of service. The Company's contributions to the plan are discretionary. During 2004 and 2003, $32,500 and $0, of contributions were made by the Company to the plan, respectively.

NOTE 7 - COMMITMENTS

The Company leases its office space under an operating lease that expires December 31, 2014. The lease contains customary escalation clauses and is noncancelable, except that the Company may terminate it as of December 31, 2009 upon prior notice and payment of a termination fee. Total rental expense for office space was $45,200 in 2004 and $51,100 in 2003.

Future minimum rental payments at December 31, 2004 under the noncancelable term of the lease are as follows:

2005	$ 78,890
2006	83,136
2007	83,136
2008	83,136
2009	83,136
	$ 411,434

NOTE 8 - RELATED PARTY TRANSACTION

During 2004, the Company earned revenue in the amount of $10,000 for the private placement of debt for a client. The underwriting costs incurred by the Company totaled $8,500. The owner of the company that performed the underwriting for the debt and the shareholders of the Company are related.

SUPPLEMENTARY INFORMATION REQUIRED BY

RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMISSION

RODGERS BROTHERS, INC.

Schedule I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2004

Net capital computation		
Total shareholders' equity	$	484,174
Deduct shareholders' equity not allowable for net capital		--
Total shareholders' equity qualified for net capital		484,174
Add		
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		--
B. Other (deductions) or allowable credits		--
Total capital and allowable subordinated liabilities		484,174
Deductions and/or charges		
A. Non-allowable assets-furniture and equipment, net, receivables from investment advisory customers, NASD warrants, and investment in oil and gas limited partnerships and certain rebates receivable from clearing organization		(283,614)
Net capital before haircuts on securities positions		200,560
Haircuts on securities		
A. Contractual securities commitments		--
B. Securities collateralizing secured demand notes		--
C. Trading and investment securities		
1. Equity		(6,246)
2. Certificates of deposit		--
3. Undue concentrations		(616)
Net capital	$	193,698
Aggregate indebtedness		
Items included in statement of financial condition		
Accrued expenses	$	47,494
Computation of basic net capital requirement		
A. Minimum net capital required (6-2/3% of total aggregate indebtedness)	$	3,166
B. Minimum dollar net capital requirement	$	100,000
Net capital requirement (greater of A. or B.)	$	100,000
Excess net capital	$	93,698
Ratio: Aggregate indebtedness to net capital	$	.25 to 1

A reconciliation with the Company's computation included in Part II of Form X-17A-5 as of December 31, 2004 is not included because there is no material difference between the Company's computation and the computation above.

RODGERS BROTHERS, INC.

Schedule II

EXEMPTIVE PROVISION UNDER RULE 15c3-3

An exemption from Rule 15c3-3 is claimed based on Section (k)(2)(ii). Rodgers Brothers, Inc. clears all customer transactions through another broker-dealer on a fully disclosed basis.